January 4, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, C. C. 20549-4628

Attn: Mr. Craig Arakawa

Re: Energy Quest Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 14, 2009
File No. 000-28305

Dear Mr. Arakawa:

          In responding to you comment request from Energy Quest, Inc. and due to the holidays, it has been difficult getting the comments reviews by the parties involved in preparing the filings mainly the auditor and attorney.

          I am requesting an extension of time for the requested information until January 11, 2010

          We thank you in advance for considering. Should you have any question or need any additional information do not hesitate to contact me on my cellular at 256-453-5335.

Best Regards,

Ron Foster,
Secretary & Treasurer

850 South Boulder Hwy, Suite 169 • Henderson, Nevada 89015
Telephone: 702.568.4131 • Fax: 678.623.5401
www.nrgqst.com